Mail Stop 8626   July 10, 2009

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

          Re: THL Credit, Inc. (the "Company")
                 Registration Statement on Form N-2
                 File Numbers 333-159636; 814-789

Dear Mr. Prins:

We have reviewed the registration statement referenced above and have the following comments. The Company has filed a notice of intent to be regulated as a business development company ("BDC") on Form N-6F under the Investment Company Act of 1940 ("1940 Act"). Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement

In your response letter, discuss the Company's plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.

Prospectus Cover Page

Expand the third paragraph to clarify that THL Credit Advisors, L.P. is newly registered and, if true, is newly formed and has no experience managing or administering a BDC.

Revise to present the phrase "our shares have no history of public trading" in a prominent manner. See Instruction to Item 1.1.i. of Form N-2.

In the second sentence of the sixth paragraph, replace the phrase "this risk is likely to apply" with the phrase "this risk of loss applies."

Expand footnote (1) to include both the per share and total dollar amount of the offering expenses and also disclose that the offering expenses will be borne indirectly by investors in this offering and, therefore, will immediately reduce the net asset value of each investor's shares.

Expand footnote (2) of the pricing table to indicate the per share amount of offering expenses that purchasers in this offering will bear either directly or indirectly. Also disclose the net proceeds to the Company on a per share and total amount basis.

In the paragraph immediately following the Table of Contents, disclose the Company's duty to update the prospectus during the offering period.

Prospectus Summary

THL Credit, Inc.

Highlight the types of investments that must constitute at least 70% of the value of the Company's total assets.

Expand the penultimate sentence of the third paragraph to indicate whether the Company may invest in the securities of emerging market issuers. Expand the corresponding risk factor discussion as appropriate.

Provide a plain English definition of "sponsored mezzanine investments," "unsponsored mezzanine investments," and "sponsored transactions."

Revise the last paragraph to make clear that the Company does not anticipate borrowing money during the next twelve months for investment purposes.

THL Credit Advisors, L.P.

Disclose when THL Credit Advisors was formed and when it became a registered investment advisor.

In the first sentence of the second paragraph, clarify the period over which the THL Credit Principals were responsible for over $40 billion in investments, and whether they were exclusively responsible for the $40 billion in investments. Also specify the amounts of investments for which they have been responsible during the past two years.

Expand the first sentence of the second paragraph to identify the minimum number of years of investment experience if the THL Credit Principals. Also provide the same information regarding the balance of the Company's investment team, namely Terrence W. Olson and the "other investment professionals."

Identify the year in which each of the THL Credit Principals joined THL Partners

Expand the third paragraph to describe the "structures" that THL Credit Advisors is exploring to enable investors in THL Credit Opportunities, L.P. ("Credit Opportunities") to cancel their undrawn capital commitments in Credit Opportunities to the extent they purchase shares from the Company in connection with this offering. The discussion should also highlight the price, the type of consideration, cash or otherwise, to be used, and other terms under which the purchases will be made. In your response letter, please discuss the following: whether Credit Opportunities is privately held and, if so, whether the existence of the undrawn capital commitments constitutes a continuance of the private offering of its securities; whether the undrawn capital commitments constitute a contractual obligation by Credit Opportunities' investors and whether the purchase of the shares of the Company common stock will release the Credit Opportunities investors from that contractual obligation; and whether the offering of the shares of the Company to Credit Opportunities investors presents any "gun-jumping" issues.

The historical information pertaining to THL Partners should be given less prominence by moving it to the body of prospectus and should be confined to the period, if any, during which the THL Credit Principals were part of THL Partners.

Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by the Company under the Investment Management Agreement.

Disclose that, unlike most advisory fees that are based on an entity's net assets, THL Credit Advisors' advisory fee is based on the Company's gross assets and, therefore, THL Credit Advisors will benefit when the Company incurs debt or uses leverage. Explain how the Company's Board of Directors will monitor this conflict of interest.

Investment Strategy

In your response letter, provide a brief description and identify the duration of the "long-standing relationships" referred to in the second paragraph.

Disclose the types of entities that would constitute the "local intermediaries" mentioned in the last sentence of the second paragraph.

Competitive Advantages

Reconcile the myriad claims and expectations described under each sub-heading of this section with the fact that the Company has no history of operations and that THL Credit Advisors apparently has never managed a business development company.

No Legacy Portfolio

Expand the discussion to state that there can be no assurances that the Company will be able to avoid losses or that the credit quality of its investment portfolio will not deteriorate.

The Offering-Use of Proceeds

Disclose what "general corporate purposes" includes.

The Offering – Investment Management Agreement

Disclose which of THL Credit Advisors' affiliates may be entitled to receive an incentive fee. Also disclose under which contract these incentive fee payments may be made.

In your response letter, discuss the factors that the Company's Board of Directors considered when adopting the investment management agreement that provides for the base management fee based on gross assets. Specifically, indicate whether the Board considered that the arrangement may compensate the investment advisor for accrued but unpaid liabilities for various periods of time.

In your response letter, confirm that estimates of all of the costs and expenses for which the Company will reimburse THL Credit Advisors are included in the prospectus fee table and expense example presentation.

Fees and Expenses

We note the absence of the Acquired Company Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure.

The fees contained in the "Base Management Fees" line item should be presented as a percentage of net assets attributable to common stock with the Company's expected degree of leverage taken into account. Also provide a brief explanation in footnote (4) of how the conversion from Gross Assets to net asset attributable to common shares was performed.

Footnote (4) should also provide a precise definition of "gross assets." Also provide a precise definition of "leverage" that will be used in the context of determining the "gross assets" that are subject to the management fee. This should also be made clear in the Investment Management Agreement between the Company and the Advisor.

In footnote (5), carve-out amounts used for "general corporate purposes" from the phrase "substantially all of our investment proceeds."

Expand footnote (5) to clarify whether there will be any "claw back" if a cumulative annual hurdle rate of 8% is not realized. Disclose whether the Advisor will be required to repay any incentive fee that is based on accrued income that the Company never actually receives.

Expand footnote (6) to make clear that all amounts paid to the Administrator under the Administration Agreement consist exclusively of reimbursements at cost with no profit to the Administrator.

Delete the word "Estimated" from the "Estimated Annual Expenses" line item. Also delete the parenthetical "(estimated)" from the "Total Annual Expenses" line item.

In the "Interest Payments on Borrowed Funds" line item, replace the word "None" with a numerical value.

Disclose unequivocally whether or not the Company anticipates leveraging through either borrowing or the offering of preferred stock during the next twelve months. If the Company does not disclose that it will not use leverage during the next twelve months, then provide the following additional disclosure, as applicable:

Under the "Stockholder transaction expenses" section of the fee table, provide a "preferred stock offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

Make clear that the "Other expenses" line item includes the cost of issuing preferred stock.

Include a numerical value for the "Interest Payments on Borrowed Funds" line item. Also disclose in a footnote the assumptions used when determining the amount included in the "Interest Payments on Borrowed Funds" line item; for example, the percentage of the Company's total assets that amounts borrowed for investment purposes is likely to constitute; the likely annual interest rate on the amount borrowed; the amount of any commitment fee rate that is likely to be charged; etc. Also, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the borrowing that the Company is expected to secure.

Add a "Cost of Servicing Preferred Stock" line item (or in the alternative, include such expenses in an appropriate caption, e.g., "Leverage Expense") before the "Total annual expenses" line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.

State that the Expense Example includes the cost of servicing preferred stock and/or amounts borrowed.

Example

Revise the Example so that both the total stockholder transaction expenses and the total annual expenses are given effect in the narrative and tabular presentation.

In the paragraph following the table, change the word "significant" to "material" and, if applicable, include any material amount of incentive fee payable under the investment management agreement assuming a 5% annual return.

We may have further comment when the fee table and example are completed.

Risk Factors

Disclose whether the Company has a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Company's assets may be invested in illiquid securities.

In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

If we use borrowed funds or the proceeds of preferred stock to make investments…

Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Company's equity in a leveraged investment.

Disclose that should the Company issue preferred stock as a means of leverage, all of the costs of offering and servicing preferred stock, including dividend payments, will be borne entirely by the Company's common shareholders. Also disclose that the interests of the preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of preferred shares to receive dividends will also be senior to those of the holders of common shares.

In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company's fundamental policies.

Clarify whether any grant of a security interest in the Company's assets in connection with any borrowing by the Company will be limited to one-third of the Company's total assets.

We may face conflicts of interest in our investing activities…

Disclose how the Advisor will achieve the allocation of investment opportunities "in a fair and equitable manner." For example, will it be on a pro rata basis or will it involve a more subjective approach?

Our incentive fee may induce our investment advisor…

Briefly highlight how the Company's Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that the Company's investment advisor also controls the timing of when capital gains and losses will be realized on the Company's investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company's shareholders.

Our investments in foreign securities may involve significant risks…

Disclose that at least 70% of the Company's investment must be in issuers each of whom is organized under the laws of, and has its principal place of business in, any State of the Unites States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United States.

Disclose how the Company's investment in foreign securities furthers the Company's investment strategies pertaining to its U.S. investments.

Highlight the heightened risks of investments in the securities of emerging market issuers.

Regulations governing our operation as a BDC may limit our ability…

Expand the disclosure to explain fully the activities and risks contemplated by the "securitization transactions" that may provide the Company with additional capital.

In this regard, also disclose whether or not the Company may directly or indirectly issue, through the establishment of a subsidiary or other entity, tender option bonds. If tender option bonds may be issued, then disclose that no more than 15% of the Company's portfolio securities or other assets may be deposited, sold, or otherwise transferred in connection with the issuance. Also disclose that, in addition to the Company's portfolio securities or other assets that are deposited, sold or otherwise transferred, the Company will further segregate other assets in an amount at least equal to the total face amount of the securities or other interests issued by the subsidiary or other entity.

In your response letter, confirm that the Company will not purchase or own inverse floating or other securities of tender option bond issuers. In the alternative, disclose that no more than 15% of the Company's assets may be exposed to liabilities or other obligations in respect of inverse floating or other securities of tender option bond issuers.

<u>Investors in this offering will experience immediate dilution…</u>

Expand the discussion to explain the other cause(s) for the immediate dilution to purchasers in this offering.

<u>Distributions</u>

In the last paragraph clarify that stockholders who receive distributions in the form of shares of common stock will not receive a corresponding cash distribution with which to pay any applicable federal, state or local taxes on the reinvested dividends.

<u>Due diligence and investment process</u>

Specify what will constitute a "vested interest" in the context of the Company's borrower selection process.

Revise the fourth and fifth sentences of the first paragraph to provide a plain English version of those sentences.

<u>Investment structure</u>

It is inappropriate for the Company to include in its prospectus the total return targets of 15% to 25% per year for the Company's mezzanine loan investments. Accordingly, please delete the total return targets from the prospectus.

<u>Directors</u>

Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Company files its Form N-54A.

<u>Compensation of Directors</u>

Clarify who is paying all of the compensation described in this section.

<u>Compensation of Executive Officers</u>

In your response letter, discuss whether the Company's plans to retain its chief compliance officer not until "after completion of this offering" is consistent with the requirements of Rule 38a-1(a)(4) under the 1940 Act.

<u>Certain Relationships</u>

Expand the penultimate sentence of the first paragraph to clarify how the THL Credit Advisors will make allocations of investment opportunities; for example, will it make allocations on a pro rata basis or will it instead employ subjective criteria. Also disclose the risks to the Company of THL Credit Advisors making allocations that are not always in the Company's best interests.

Management Fee

Disclose, if true, that because the value of gross asset will be based on the value of the assets at the end of the quarter, the Company will effectively pay a higher base management fee when it has rising asset levels than one based on the value of assets as of the end of the month.

Incentive Fee

Clarify whether, in the event that the Company does not earn pre-incentive fee net investment income of 2% in any particular calendar quarter, no incentive fee on investment income will be paid until a 2% pre-incentive fee net investment income is earned cumulatively for each calendar quarter in any given year.

Expand the last sentence of the first paragraph to explain what happens when an incentive fee is paid on pre-incentive fee net investment income on accrued income that ultimately is not collected.

Disclose how the Company's Board of Directors will monitor the potential for the investment advisor to manipulate income so as to recognize income in quarters where the hurdle rate is exceeded.

Payment of our expenses

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated "costs and expenses" set forth in each of the bullet points and in the paragraphs following the bullet point presentation of this section.

Duration and termination

Expand the disclosure to indicate that the Company's shareholders may also terminate the investment management agreement without penalty.

Limitations of liability and indemnification

Refer to the last sentence of the first paragraph, the part beginning with "unless a determination…"   Explain to us in your response letter what is contemplated by the part of the last sentence of the first paragraph, beginning with the phrase "unless a determination…" and ending with the phrase "the foregoing conduct." Why is its inclusion not inconsistent with the limitations set forth in the 1940 Act?

Richard T. Prins, Esq.
Page 10

Regulation

In the penultimate sentence, briefly explain the reason why the Company's investments in securities issued by investment companies might subject the Company's stockholders to additional expenses.

Managerial assistance to portfolio companies

Refer to the second sentence of this section), beginning with the parenthetical "(other than small and solvent companies described above)," and including the entire third sentence. It appears as though the Company is establishing its own "offer to make significant managerial assistance" test, which appears to be somewhat limited. Section 2(a)(47) of the 1940 Act seems to indicate that what the Company is proposing in the second sentence is too narrow and that, with respect to what is being proposed in the third sentence, the Company should make clear that it is not the exclusive way that it provides such assistance.

Temporary investments

Disclose that a repurchase agreement is a loan.

Proxy voting policies and procedures – Introduction

Disclose when "THL Credit Advisors intends to register with the SEC as an investment advisor under the Advisers Act."

Other

Revise the third paragraph to disclose instead that the Company will be subject to periodic examination by the SEC for compliance with the 1940 Act.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Under a section in the prospectus captioned "Additional Underwriter Compensation" describe the terms of any agreement that the Company has entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also file all such agreements as exhibits to the registration statement.

No Sales of Similar Securities

Disclose the extent of any "securities convertible into or exchangeable or exercisable for or repayable with common stock" either currently issued by the Company or anticipated to be issued by the Company during the lock-up period.

Reserved Shares

Disclose whether and, if so, to what extent, purchasers of the reserved shares will bear any offering expenses.

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Company's Board of Directors.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel